UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 1)

                           TEJON RANCH CO.
                          (Name of Issuer)

               Common Stock $0.50 Par Value Per Share
                   (Title of Class of Securities)

                             879080 10 9
                           (CUSIP Number)

                           Donald Haskell
                       2077 West Coast Highway
                  Newport Beach, California  92663
                          (949) 642-1626
      (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and Communications)

                           with a copy to:
                        Gary J. Singer, Esq.
                        O'Melveny & Myers LLP
                      610 Newport Center Drive
                             Suite 1700
                Newport Beach, California  92660-6429
                          (949) 823-6915

                          January 16, 2001
                    (Date of Event which Requires
                      Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections
240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box:  [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879080 10 9
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
      Ardell Investment Company ("Ardell")

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                         (a)
                                         (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      Not applicable.

5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

                                         [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California

                         7   SOLE VOTING POWER
     Number of
     Shares                  1,055,828
     Beneficially
     Owned by
     Each Reporting
     Person With

                         8   SHARED VOTING POWER

                             0

                         9   SOLE DISPOSITIVE POWER

                             1,055,828

                         10  SHARED DISPOSITIVE POWER

                             0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

             1,055,828

12    CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*
      Excludes shares owned by other Reporting Persons, as to which Ardell disclaims beneficial ownership.

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           7.4%

14    TYPE OF REPORTING PERSON*
      CO

                        *SEE INSTRUCTIONS

CUSIP No. 879080 10 9
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
      M.H. Sherman Company ("Sherman")

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                         (a)
                                         (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      Not applicable.

5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

                                         [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California

                         7   SOLE VOTING POWER
     Number of
     Shares                  1,140,630
     Beneficially
     Owned by
     Each Reporting
     Person With

                         8   SHARED VOTING POWER

                             0

                         9   SOLE DISPOSITIVE POWER

                             1,140,630

                         10  SHARED DISPOSITIVE POWER

                             0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

            1,140,630

12    CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*
      Excludes shares owned by other Reporting Persons, as to which Sherman disclaims beneficial ownership.

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           8.0%

14    TYPE OF REPORTING PERSON*
      CO

                        *SEE INSTRUCTIONS

CUSIP No. 879080 10 9
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
      Donald Haskell ("Haskell")
      Social Security No. ###-##-####

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                         (a)
                                         (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      Not applicable.

5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

                                         [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

                         7   SOLE VOTING POWER
     Number of
     Shares                  51,100
     Beneficially
     Owned by
     Each Reporting
     Person With

                         8   SHARED VOTING POWER

                             0

                         9   SOLE DISPOSITIVE POWER

                             51,100

                         10  SHARED DISPOSITIVE POWER

                             0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

            2,273,630

12    CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*
      Includes 1,055,828 shares owned by Ardell and 1,140,630 shares owned by Sherman, in which corporations Haskell
      owns controlling interests.   Also includes 51,100 shares
      owned by Haskell personally and 26,072 shares owned by the Sherman Foundation, in which Haskell is a trustee. Haskell disclaims beneficial ownership of the shares owned by the Sherman Foundation.

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           15.9%

14    TYPE OF REPORTING PERSON*
      IN

                        *SEE INSTRUCTIONS

Item 5.   Interest in Securities of the Issuer

          Item 5 of this Statement on Schedule 13D, filed by Ardell, Sherman and Haskell (the "Reporting Persons") with respect to the Common Stock, $0.50 par value (the "Common Stock"), of Tejon Ranch Co., a California corporation (the "Company"), is hereby amended and supplemented as follows. This Amendment No. 1 to Schedule 13D is being filed to report a decrease in the percentage of shares of Common Stock beneficially owned by the Reporting Persons as a result of the closing of a rights offering by the Company on January 16, 2001.

          (a) Ardell beneficially owns 1,055,828 shares of Common Stock, which represent approximately 7.4% of the outstanding shares of Common Stock. This number of shares beneficially owned by Ardell does not include 1,217,802 shares of Common Stock owned by Sherman, Haskell and the Sherman
Foundation, as to which shares Ardell disclaims beneficial ownership.

               Sherman beneficially owns 1,140,630 shares of Common Stock, which represent approximately 8.0% of the outstanding shares of Common Stock. This number of shares beneficially owned by Sherman does not include 1,133,000 shares of Common Stock owned by Ardell, Haskell and the Sherman Foundation, as to which shares Sherman disclaims beneficial ownership.

               Haskell beneficially owns 2,273,630 shares of Common Stock, which represent approximately 15.9% of the outstanding shares of Common Stock. This number of shares beneficially owned by Haskell includes 1,055,828 shares of Common Stock owned by Ardell and 1,140,630 shares of Common Stock owned by Sherman, in which corporations Haskell owns controlling interests. This number of shares beneficially owned by Haskell also includes 51,100 shares of Common Stock owned by Haskell personally and 26,072 shares of Common Stock owned by the Sherman Foundation, in which Haskell is a trustee. Haskell disclaims beneficial ownership of the 26,072 shares of Common Stock owned by the Sherman Foundation.

          (b) Ardell has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of 1,055,828 shares of Common Stock.

               Sherman has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of 1,140,630 shares of Common Stock.

               Haskell has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of 51,100 shares of Common Stock.

Item 7.   Material To Be Filed as Exhibits

Exhibit A Joint Filing Agreement dated January 16, 2001, among the Reporting Persons with respect to this Amendment
          No. 1 to Schedule 13D.

SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   ARDELL INVESTMENT COMPANY



                                   By:   /s/ Donald Haskell
                                      ---------------------------
                                      Name:  Donald Haskell
                                      Title:  President



                                   M.H. SHERMAN COMPANY



                                   By:   /s/ Donald Haskell
                                      ---------------------------
                                      Name:  Donald Haskell
                                      Title:  Chairman of the Board



                                         /s/ Donald Haskell
                                      ---------------------------
                                             Donald Haskell


Dated:  January 16, 2001

                            EXHIBIT A


                     JOINT FILING AGREEMENT


          The undersigned agree that the foregoing statement on Amendment No. 1 to Schedule 13D is being filed with the Commission on behalf of each of the undersigned pursuant to Rule
13d-1(k)(1).

Dated:  January 16, 2001


                                   ARDELL INVESTMENT COMPANY


                                       /s/ Donald Haskell
                                   -----------------------------
                                   Name:   Donald Haskell
                                   Title:  President


                                   M.H. SHERMAN COMPANY


                                       /s/ Donald Haskell
                                   -----------------------------
                                   Name:   Donald Haskell
                                   Title:  President


                                     /s/ Donald Haskell
                                   -----------------------------
                                         Donald Haskell